

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2014

Via E-mail
William J. Lansing
Chief Financial Officer
Fair Isaac Corporation
181 Metro Drive, Suite 700
San Jose, California 95110

>   Re: **Fair Isaac Corporation**
>   **Form 10-K for Fiscal Year Ended September 30, 2014**
>   **Filed November 12, 2013**
>   **File No. 1-11689**

Dear Mr. Lansing:

       We have completed our review of your filing. We remind you that our comment or changes to disclosure in response to our comment do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ William H. Thompson

       William H. Thompson
       Accounting Branch Chief